Exhibit 2.7

Equity Transfer Agreement

REIT Environmental Building Material (Changjiang) Co., Ltd (hereinafter referred to as "Joint Venture Company") was established in Changjiang County on November 22, 2011, currently it is the joint venture of Zhongrong Environmental Energy Investment (Beijing) Co., Ltd. (hereinafter referred to as "Party A"), Beijing REIT Technology Development Co., Ltd. (hereinafter referred to as "Party B", whose original shareholders are Hengfang Li, Guangfeng Dai, Degang Hou and Zhizhong Hu (hereinafter referred to as “Party C”)) and Venture Business International Limited (hereinafter referred to as "Party C"), and its registered capital is RMB118.60 million, among them, Party A owns 67.03% of equity of Joint Venture Company. Party A is willing to transfer 67.03% of the equity of Joint Venture Company owned by it to Party B, and Party B is willing to be the transferee. Now, pursuant to the stipulations of "Company Law of the People's Republic of China" and "Contract Law of the People's Republic of China", by mutual agreement, regarding the matters of equity transfer, Party A and Party B have reached to the following agreements:

I.       Price of equity transfer, payment term and method of transfer payment.

1.       Party C entrusted Party A to hold its equity interest in Joint Venture Company, which accounted for 67.03%, pursuant to the stipulations of original Joint Venture Company Contract, Party B shall contribute RMB 79.5005 million and has actually contributed RMB 79.5005 million. Now, Party A will transfer 67.03% of the equity of Joint Venture Company owned by it to Party B at the price of RMB 79.5005 million.

2.       Within 3 months as of the effective date hereof, Party B shall pay the equity transfer payment to Party A in the currency and at the amount as prescribed in preceding paragraph.

II.       Party A guarantees to have the complete right of disposition to the equity planned to be transferred to Party B, and guarantees that such equity has not been set with pledge, nor been sealed up, and is exempted from any recourse of the third person, otherwise Party A shall bear all economic and legal responsibilities arising therefrom.

III.       Sharing of profit and loss (including claims and debts) of Joint Venture Company:

1.       After this Agreement has become effective, Party B will enjoy the profits of Joint Venture Company and bear corresponding risks and losses according to the proportion of transferred equity.

2.       If Party A fails to truthfully inform Party B the debts assumed before transferring the equity of Joint Venture Company when signing this Agreement, and thereby causing Party B suffering losses after becoming the shareholder of Joint Venture Company, Party B is entitled to claim compensation from Party A.

IV.       Default responsibility:

1.       Once this Agreement has become effective, both parties shall conscientiously perform it, either party who fails to fully perform the obligations stipulated herein shall undertake the responsibility according to the stipulations of law and this Agreement.

2.       If Party B fails to pay the equity transfer payment as scheduled, for each overdue day, Party B shall pay Party A 0.05% of the overdue transfer payment as liquidated damages. In case of loss of Party A caused by the default of Party B, and if the amount of liquidated damages paid by Party B is less than the actual loss amount, Party B shall compensate otherwise.

3.       If due to the reason of Party A, Party B cannot carry out the change of registration as scheduled, or it seriously affects Party B's realization of the purpose of concluding this Agreement, Party A shall pay Party B the liquidated damages according to 0.05% of the transfer payment already paid by Party B. In case of loss of Party B caused by the default of Party A, and if the amount of liquidated damages paid by Party A is less than the actual loss amount, Party A shall compensate otherwise.

V.       Modification or dissolution of agreement

By mutual agreement, both parties may modify or dissolve this Agreement. In case of modification or dissolution of this Agreement through consultation, both parties shall otherwise sign the agreement for modification or dissolution, and have it notarized by Hainan Notary Public Office and submitted to examination and approval authority for approval.

VI.       Bearing of relevant expenses:

Relevant expenses (such as the expenses for notarization, assessment or auditing, industrial and commercial registration of changes etc.) incurred in the course of this equity transfer shall be borne by Party B.

VII.        Dispute settlement:

In case of any dispute arising herefrom or related hereto, both parties shall settle through friendly consultation, if consultation fails, either party may apply to local arbitration committee for arbitration.

Entry-into-force condition:

VIII. This Agreement will enter into force after the signature of both parties and the approval of examination and approval authority. Both parties shall go to the industrial and commercial administration authority to go through formalities for change of registration within thirty days after this Agreement has entered into force.

IX.       This Agreement is made in six copies, the Joint Venture Company, Party A and Party B each hold one copy, the rest will be submitted to relevant departments.

Party A:	Party B:
Signature: /s/ Hong Ma	Signature: /s/ Hengfang Li

Party C:
/s/ Hengfang Li
/s/ Guangfeng Dai

/s/ Degang Hou

/s/ Zhizhong Hu

January 10, 2016

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